

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

>   **Re: Biotech Acquisition Company**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted November 13, 2020**
>   **CIK No. 0001825413**

Dear Mr. Shleifer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 13, 2020

Management
Advisors, page 100

1.   We note the new disclosure that Messrs. Serra and Tillman will serve as advisors upon completion of this offering. Please revise to describe the roles of the advisors, and also disclose whether you intend to pay any consulting fees or other compensation to the advisors. We note disclosure on page 23 that you may make limited payments to insiders for payment of "customary fees for financial advisory services." Please clarify.

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.